

June 20, 2011

Via E-mail
Michael J. Wood
Vice President and Chief Accounting Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

> **Re:** **Raytheon Company**
> **Form 10-K: For the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-13699**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 30

Other Business Considerations, page 33

1. You disclose that you may recognize changes in multiple contracts that individually may be significant but that result, on a net basis, in no impact on your results of operations. We believe the impacts of changes, both favorable and unfavorable, in multiple contracts that may be significant and material individually or in the aggregate on a consolidated and/or segment basis should be separately disclosed, quantified, and discussed (and not netted), including the nature of the changes. In this regard, please tell us the respective aggregate gross amount of contracts with significant favorable and unfavorable changes for each of 2009, 2010 and year to date through May 2011 and whether such were considered material to the consolidated or associated segment results of those periods. To the extent material on a consolidated or segment basis, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation

process associated with your contracts, as discussed in "Critical Accounting Estimates," and the separate potential impacts on your results.

Consolidated Results of Operations, page 41, Segment Results, page 46

2.  Your analysis of consolidated "Cost of Sales" refers to drivers in consolidated "Total Net Sales" that describe changes associated with revenues and to "Segment Results." We note that segment results do not discuss costs of sales. It is not clear how a comparative discussion of consolidated and segment results is meaningful to investors without a specific analysis of cost of sales given that (i) costs of sales comprise a substantial portion of your operating expenses and results, (ii) contract progress is generally based on the cost-to-cost method in which, as disclosed on pages 36 and 75, revenues are recorded as costs are incurred, (iii) costs of sales of products and services as a percentage of the associated revenues vary between periods and (iv) operating margins of segments vary between periods, presumably to a material degree due to changes in costs of sales given their significance to your operations. We acknowledge that costs of sales will to some extent vary directly with changes in volume in net sales as inferred in your current disclosure. However, since costs of sales as a percentage of related revenues and operating margins vary between periods, and it is reasonable to presume that the relative impact of components of cost of sales is not the same among your segments, it appears that factors specific to costs of sales exist that also should be addressed for a full understanding of this significant component of your costs and its relative impact on your consolidated and segment results.

    We believe you should revise your disclosure to provide a more fulsome direct discussion and analysis of costs of sales on a consolidated basis. Your disclosure should discuss and quantify  the impact of each (and not netted) significant component of costs of sales that caused costs of sales to materially vary (or not vary when expected to), accompanied by explanation of underlying reasons for changes in costs of sales or why expected changes did not occur. We also believe these disclosures are appropriate, in particular in regard to underlying reasons for material changes in costs of sales, at the segment level when a change in cost of sales materially impacts a segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

Consolidated Statements of Cash Flows, page 74

3.  From disclosure elsewhere in your filing it appears that pensions may be material to your cash flows. To the extent material, please present the pension portion of the line "pension and other, net" in a separate line.

Michael J. Wood
Raytheon Company
June 20, 2011
Page 3

Notes to Consolidated Financial Statements, page 75

Note 1: Summary of Significant Accounting Policies, page 75

Revenue Recognition, page 75

4.  In regard to revenue generated from fixed price service contracts, please tell us and disclose the policy for recognition of costs associated with such contracts.

Note 11: Commitments and Contingencies, page 90

Financing Arrangements and Other, page 91

5.  Please tell us and disclose the aggregate amount of cooperation agreements in effect at December 31, 2010 and your accounting for such agreements.  Your accounting should indicate how amounts recorded are determined, when associated amounts are recorded and the pattern of recognition (e.g., straight line or other basis (describe)), and where amounts are recorded in your financial statements.  Also, tell us whether amounts associated with cooperation agreements in effect at December 31, 2010 are included in the "contractual obligations" table on page 63, and if not, the reason why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions.  You may also call me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief